

Mail Stop 7010

February 10, 2009

**Via U.S. mail and facsimile**

Mr. Albert P.L. Stroucken
Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysberg, OH 43551-2999

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Definitive Proxy Statement Filed April 7, 2008**
> **File No. 001-09576**

Dear Mr. Stroucken:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. If you have any questions regarding comments on the financial statements and related matters, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief